SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: January 8, 2016	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS REPORTS DECEMBER 2015 AND 4Q15 REVENUE

Hsinchu, January 8, 2016 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company’’) (NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of December 2015 and for the fourth quarter ended December 31, 2015.

Revenue for the fourth quarter of 2015 was NT$4,755.0 million or US$145.0 million, representing a decrease of 1.5% from the third quarter of 2015, and a decrease of 18.0% from the same period in 2014. This is better than the high end of the Company’s guidance, which called for revenue to decrease approximately 4% to 9%, as compared to the third quarter of 2015, and as compared to the typical 10% seasonal decline for the same period. The Company also expects gross margin on a consolidated basis to be above the high end of its guidance for the fourth quarter of 2015, which called for gross margin to be 14% to 18%.

Revenue for the month of December 2015 was NT$1,574.7 million or US$48.0 million, a decrease of 0.1% from the month of November 2015 and a decrease of 17.4% from the same period in 2014. All U.S. figures in this release are based on the exchange rate of NT$32.79 to US$1.00 as of December 31, 2015.

Consolidated Monthly Revenues (Unaudited)

	December 2015	November 2015	December 2014	MoM Change	YoY Change
Revenues (NT$ million)	1,574.7	1,576.7	1,905.5	-0.1%	-17.4%

Revenues (US$ million)	48.0	48.1	58.1	-0.1%	-17.4%

Consolidated Quarterly Revenues (Unaudited)

	Fourth Quarter 2015	Third Quarter 2015	Fourth Quarter 2014	QoQ Change	YoY Change
Revenues (NT$ million)	4,755.0	4,827.1	5,796.4	-1.5%	-18.0%

Revenues (US$ million)	145.0	147.2	176.8	-1.5%	-18.0%

ChipMOS’ December 2015 consolidated revenues included revenues of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc., and ChipMOS TECHNOLOGIES (BVI) LTD. (formerly MODERN MIND TECHNOLOGY LIMITED) and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.